INSIDER TRADING POLICY

TITLE: INSIDER TRADING POLICY	RESPONSIBLE DEPARTMENT: Corporate Secretary
APPLICABILITY: Elevance Health, Inc. and its Subsidiaries	LAST REVIEWED/EFFECTIVE DATE: 10/1/2025
APPROVED BY: Kathy Kiefer	POLICY NUMBER: CLP301

1.Introduction

This Insider Trading Policy (this “Policy”) provides guidelines to all directors, officers and associates of Elevance Health, Inc. and its subsidiaries (together referred to as “Elevance Health” or the “Company”) with respect to transactions in Elevance Health’s common stock and other securities. You are individually responsible for complying with this Policy.
Securities laws prohibit anyone from purchasing or selling a company’s securities while aware of material nonpublic information relating to that company, or disclosing material nonpublic information to others who then trade in the securities of the applicable company. Elevance Health has adopted this Policy to promote compliance with insider trading laws and to help Elevance Health personnel avoid the severe consequences associated with violations of those laws. This Policy also is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with Elevance Health.
2.The Consequences

Insider trading violations are pursued vigorously by the Securities and Exchange Commission (“SEC”) and the U.S. Attorneys, and the consequences of an insider trading violation can be severe. An individual (or their tippee) who trades on inside information may be subject to severe civil and criminal penalties—including significant monetary fines and a prison sentence. If Elevance Health and its supervisory personnel fail to take appropriate steps to prevent illegal insider trading, they may also be subject to significant civil and criminal penalties.
Furthermore, failure to comply with this Policy may result in Company-imposed sanctions, including dismissal for cause, whether or not the individual’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a reputation and irreparably damage a career.

3.Statement of Policy

It is the policy of Elevance Health that no director, officer or associate of Elevance Health who is aware of material nonpublic information relating to Elevance Health may, directly or indirectly through family members or other persons or entities, (a) buy or sell securities of Elevance Health (including common stock, preferred stock, debt and convertible securities of the Company and derivatives (whether or not issued by the Company) linked to or exercisable for securities of the Company) (“Elevance Health Securities”) (other than pursuant to a Rule 10b5-1 compliant trading plan, as discussed below) or engage in any other action to take personal advantage of that information, or (b) pass that information on to others, including family and friends, except for persons within the Company or third party agents of the Company whose positions require them to know it. In addition, no individual who, in the course of working for Elevance Health, learns of material nonpublic information about another company, including a customer or supplier, may trade in that company’s securities or pass that information on to others outside Elevance Health until the information becomes public or is no longer material.
This Policy also applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Elevance Health Securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Elevance Health Securities). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Elevance Health Securities.
Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from this Policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve Elevance Health’s reputation for adhering to the highest standards of conduct.
Additional restrictions on buying, selling or engaging in other transactions in Elevance Health Securities apply to members of the Elevance Health, Inc. board of directors (“Directors”), executive officers and other Designated Insiders (defined below).
4.Definitions and Explanations

Material Information
Material information generally means any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect Elevance Health’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances. Some examples of information that ordinarily could be regarded as material are:

•Projections of future earnings or losses, or other earnings guidance, changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•Earnings that are inconsistent with the consensus expectations of the investment community;
•A pending or proposed joint venture, merger, acquisition or tender offer;
•A pending or proposed acquisition or disposition of a significant asset;
•A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•A change in executive management;
•Development of a significant new product or service;
•Occurrence of a significant cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss,breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;
•Impending bankruptcy or the existence of severe liquidity problems;
•The gain or loss of a significant customer or supplier;
•Material increases or decreases in sales or margins; and
•The commencement, status or results of significant regulatory or legal proceedings.

Twenty-Twenty Hindsight
Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.
When Information is “Public”

If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until the first full business day after the information is released. If, for example, Elevance Health were to make an announcement before the stock market opens on a Monday, you should not trade in Elevance Health Securities until Tuesday. If an announcement is made after the stock market opens on Monday, Wednesday generally would be the first eligible trading day.
Quarterly Blackout Periods and Designated Insiders
Section 16 Officers, Directors and any associates informed by the Shareholder Services Department that they are designated insiders (collectively, "Designated Insiders") are prohibited from trading in or gifting Elevance Health Securities during the Company's regularly scheduled quarterly blackout period (commencing on the fifteenth day of the last month of Elevance Health's fiscal quarter and ending the first full business day following Elevance Health's issuance of its quarterly earnings release). “Section 16 Officers” are officers of Elevance Health, Inc. who are required under Section 16 of the Exchange Act to file trade reports on Forms 4 and 5.
Event-Specific Blackout Periods
From time to time, an event may occur that is material to Elevance Health and is known by only a few directors, officers or associates. So long as the event remains material and nonpublic, those individuals may not trade in or gift Elevance Health Securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person.
5.Transactions Under Company Plans

Stock Option Exercise
This Policy does not apply to the exercise of an employee stock option, or to the exercise of a tax withholding right pursuant to which you elect to have Elevance Health withhold shares subject to an option or pursuant to the vesting of restricted stock in order to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
Restricted Stock Awards
This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.
401(k) Plan
This Policy does not apply to purchases of Elevance Health stock in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Elevance Health stock fund, (b) an election to increase or decrease your periodic contributions to the 401(k) plan if you participate in the Elevance Health stock fund, (c) an election to make an intra-plan transfer of an existing account balance into or out of the Elevance Health stock fund, (d) an election to make a rollover deposit from another retirement plan into the Elevance Health stock fund in the 401(k) plan, (e) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of the Elevance Health stock fund balance, and (f) your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Elevance Health stock fund.
Employee Stock Purchase Plan
This Policy does not apply to purchases of Elevance Health stock in the employee stock purchase plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you make under the plan, including, an election to increase or decrease the percentage of your periodic contributions to the plan after your enrollment in the plan, and to your sales of Elevance Health stock purchased pursuant to the plan.
6.Special and Prohibited Transactions
Elevance Health has determined that there is a heightened legal risk and/or appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is Elevance Health’s policy that that persons covered by this Policy may not engage in short sales, publicly traded options and hedging transactions, as described below. In addition, Section 16 Officers, Directors and Designated Insiders may not engage in margin accounts and pledging, as described below.
Short Sales
Short sales of Elevance Health Securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has a lack of confidence in Elevance Health or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve Elevance Health’s performance. For these reasons, short sales of Elevance Health Securities are prohibited by this Policy. In addition, Section 16(c) of the Securities Exchange Act of 1934 (“Exchange Act”) prohibits Section 16 Officers and Directors from engaging in short sales.
Publicly Traded Options
A transaction in options is, in effect, a bet on the short-term movement of Elevance Health’s stock and therefore creates the appearance that the director, officer or other associate is trading based on inside information. Transactions in options also may focus the Director’s, officer’s or other associate’s attention on short-term performance at the expense of Elevance Health’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange, in any other organized market or otherwise, are prohibited by this Policy.
Hedging Transactions

Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an individual to lock in much of the value of their stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow a director, officer or other associate to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director, officer or other associate may no longer have the same objectives as Elevance Health’s other shareholders. Therefore, these types of transactions are prohibited by this Policy.
Margin Accounts and Pledging
Section 16 Officers, Directors and Designated Insiders are prohibited from holding Elevance Health Securities in a margin account or pledging Elevance Health Securities as collateral for a loan. A margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Elevance Health Securities. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan.
While Elevance Health associates who are not Section 16 Officers, Directors or Designated Insiders are not prohibited from using Elevance Health Securities as collateral for loans or in margin accounts, the Company strongly discourages associates from such activity, and recommends that if Elevance Health Securities are pledged, associates should be sure to retain the financial capacity to repay the loan without resort to the pledged securities.
Post-Termination Transactions
This Policy continues to apply to your transactions in Elevance Health Securities even after you have terminated employment. If you are in possession of material nonpublic information when your employment terminates, you may not trade in Elevance Health Securities until that information has become public or is no longer material.
Rule 10b5-1 Trading Plans
Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Elevance Health Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”) and must be entered into and approved in accordance with the Company’s 10b5-1 Plan Guidelines set forth in Attachment A of in this Policy. If the plan meets the requirements of Rule 10b5-1, transactions in Elevance Health Securities may occur even when the person who has entered into the plan later becomes aware of material nonpublic information.
In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.
7.Individual Responsibility
You have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Elevance Health Securities while in possession of material nonpublic information. Persons subject to this Policy must not engage in illegal trading and must avoid the appearance of improper trading. You are responsible for making sure that you comply with this Policy, and that any of your family members, household members or entities whose transactions are subject to this Policy, as discussed above, also comply with this Policy. In all cases, the responsibility for determining whether you are possession of material nonpublic information rests with you, and any action on the part of the Company, the Company’s legal counsel or any other associate pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate you from liability under applicable securities laws.
You may obtain additional guidance on this Policy or its application to any proposed transaction from:

Kathy Kiefer	Issa Yesufu
Chief Governance Officer, Corporate Secretary & VP Legal	Associate General Counsel

Guidelines for Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act (the “Rule”) provides a defense from insider trading liability. In order to be eligible to rely on this defense, individuals must enter into a securities trading plan that meets the conditions specified in the Rule (a “Rule 10b5-1 Plan”).
A Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded and the date of the trade. The plan must either specify the amount, pricing and timing of securities transactions in advance or delegate discretion on these matters to an independent third party.
The following guidelines apply to Rule 10b5-1 Plans entered into by officers, directors and associates of Elevance Health, Inc. or its subsidiaries for purposes of selling Elevance Health Securities:
•The 10b5-1 Plan must be in writing and signed by the person adopting the trading plan, the broker, and the Company’s Corporate Secretary or their designee.
•A Rule 10b5-1 Plan must be in a form approved by the Company’s Corporate Secretary and meet the requirements of Rule 10b5-1 and these guidelines.
•Any Rule 10b5-1 Plan should be submitted to the Corporate Secretary for approval five days prior to the entry into the Rule 10b5-1 Plan.
•Individuals party to a Rule 10b5-1 Plan may not enter into or modify the plan while they are aware of material nonpublic information or during a Quarterly Blackout Period (for Designated Insiders) or an Event-Specific Blackout Period to which they are subject.
•For Section 16 Officers and Directors (each as defined in Elevance Health’s Insider Trading Policy), no transaction may take place under a Rule 10b5-1 Plan until the later of (a) 90 days after adoption or modification (as specified in Rule 10b5-1) of the Rule 10b5-1 Plan or (b) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the Rule 10b5-1 Plan was adopted or modified. In any event, the cooling-off period is subject to a maximum of 120 days after adoption of the plan.
•For persons other than Section 16 Officers and Directors, no transaction may take place under a Rule 10b5-1 Plan until 30 days following the adoption or modification of a Rule 10b5-1 Plan.
•Subject to certain limited exceptions specified in Rule 10b5-1, you may not enter into more than one Rule 10b5-1 Plan at the same time.
•Subject to certain limited exceptions specified in Rule 10b5-1, you are limited in any 12-month period to only one Rule 10b5-1 Plan designed to effect an open market purchase or sale of the total amount of securities subject to the Rule 10b-1 Plan as a single transaction in any 12-month period.

•You must act in good faith with respect to a Rule 10b5-1 Plan. A Rule 10b5-1 Plan cannot be entered into as part of a plan or scheme to evade the prohibition of Rule 10b-5. Therefore, although modifications to an existing Rule 10b5-1 Plan are not prohibited, a Rule 10b5-1 Plan should be adopted with the intention that it will not be amended or terminated prior to its expiration.
•Section 16 Officers and Directors must include a representation to the Company at the time of adoption or modification of a Rule 10b5-1 Plan that (i) the person is not aware of material nonpublic information about Elevance Health or Elevance Health’s securities and (ii) the person is adopting the plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.
•The Company and the Company’s Section 16 Officers and Directors must make certain disclosures in SEC filings concerning Rule 10b5-1 Plans. Section 16 Officers and Directors must undertake to provide any information requested by the Company regarding Rule 10b5-1 Plans for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.
Each Section 16 Officer and Director understands that the approval or adoption of a pre-planned selling program in no way reduces or eliminates the obligations of the Company’s Section 16 Officers and Directors under Section 16 of the Exchange Act, including such person’s disclosure and short-swing trading liabilities thereunder. If any questions arise, such person should consult with their own counsel in implementing a Rule 10b5-1 Plan.